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                             February 8, 2021

       Biao (Luke) Lu
       Chief Executive Officer
       Color Star Technology Co., Ltd.
       800 3rd Avenue, Suite 2800
       New York, NY 10022

                                                        Re: Color Star
Technology Co., Ltd.
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2020
                                                            Filed November 13,
2020
                                                            File No. 333-226308

       Dear Mr. Lu:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2020

       Exhibit 12.1 and 12.2, page 1

   1. We note that your certifications do not include paragraph 4(b) related to internal control over financial
reporting. It appears your annual report on Form 20-F for the fiscal year ended June 30, 2020
represents your second annual report and therefore you are no longer within the transition
period. Pursuant to Question 246.13 of the Compliance and
                                                        Disclosure
Interpretations of Regulation S-K, please file an amendment that is limited to the cover page,
explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.
 Biao (Luke) Lu
Color Star Technology Co., Ltd.
February 8, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff
Accountant at (202) 551-3468 with any questions.



                                                          Sincerely,
FirstName LastNameBiao (Luke) Lu
                                                          Division of
Corporation Finance
Comapany NameColor Star Technology Co., Ltd.
                                                          Office of Real Estate
& Construction
February 8, 2021 Page 2
cc:       Elizabeth Fei Chen
FirstName LastName